March 30, 2011

Mr. Brad Skinner

Mr. Mark Shannon

Mr. Mark Wojciechowski

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

150 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	GeoMet, Inc. (the Company)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-Q for Fiscal Quarterly Period Ended June 30, 2010
Filed July 27, 2010
File No. 0-52155
Response letter dated October 22, 2010
File No. 0-52155
Response letter dated March 3, 2011
File No. 1-32960
Response to SEC Staff Comments Received via Telephone on March 28, 2011

We are providing a written response with regards to our verbal discussion on March 28, 2011 to supplement our prior response letters.

In addition to the points made in our response letter dated March 3, 2011, we refer to ASC 740-10-30-22 which states [emphasis added],

Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:

a. [omitted]

b. [omitted]

c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

We have a strong earnings history exclusive of the loss that created the future deductible amount (i.e., the full cost impairments), as noted in our March 3, 2011 response. While we acknowledge that a full cost ceiling test impairment is possible in the future, we believe historical impairment levels are not indicative of future impairment levels, and are not likely to be indicative of a continuing condition. For the reasons stated in the remainder of this letter, the impairment charges of $308 million recorded during the three years ended December 31, 2009 should be considered to be unusual and infrequent at that magnitude of a charge. The situation that caused the impairments was the unprecedented economic downtown which began in the fourth quarter of 2008 and resulted in the price of natural gas falling from a high of $13.32 in the third quarter of 2008 to a low of $5.38 in the fourth quarter of 2008 and to a further low of $1.85 in the third quarter of 2009. In addition, the impairment in the third quarter of 2009 was exasperated by our downward revisions in reserve estimates to levels which would not recur. Finally, the impairment in the fourth quarter of 2009 was caused by the change in the rules regarding which price to use in the full cost ceiling test. Had we used the spot price at December 31, 2009 consistent with the old rules, we would not have had an impairment in the fourth quarter of 2009. All of the $308 million of impairment was recognized during the five quarters beginning with the fourth quarter of 2008 and ending with the fourth quarter of 2009. There were no impairment charges during 2007 or the first three quarters of 2008. The impairment of $308 million also reduces depletion expense going forward which improves the Company’s profitability. As such, we believe that the weight assigned to the negative evidence of our cumulative losses in recent years should be reduced.

As we stated on the call, in the current pricing environment, the Company will not consider any significant exploration or drilling activities beyond the planned drilling in the Pond Creek field and planned fracking in the Gurnee field, as additional investments would be uneconomical based on current gas prices. Our focus during this time is to finish the current drilling program at Pond Creek and improve production in our Gurnee field through various fracking techniques. At current gas prices, we would not be able to obtain, through new or existing debt, significant additional financing necessary to acquire additional properties or otherwise expand beyond our current drilling program. At December 31, 2009 and 2010, we had $15.5 million and $9.5 million, respectively, in available borrowing capacity. This is consistent with our strategy taken in the past in unfavorable pricing environments. For example, when the price of natural gas declined at the end of 2008, we stopped substantially all of our drilling programs, and in 2009 did not drill any new wells.

The costs of these planned drilling and fracking activities at the Pond Creek and Gurnee fields, estimated as of December 31, 2009, were reflected in our analysis as described in our March 3, 2011 response. These costs represent a cap on future costs available to be written off in the event of future impairments, as these are the only future costs we expect to incur based on our current business plans in response to the current economic conditions. We can reliably estimate this cost cap, as we know with certainty the number of wells we can drill given third-party assessments of remaining proved reserves and existing wells. We have a long history of drilling cost data, and as drilling costs per well do not significantly vary, we can project with reasonable certainty the cost per remaining well.

We believe that our remaining book basis (which is approximately equal to our remaining tax basis), plus these future developmental costs, should be compared to the historical results of our producing wells. As we have previously described, our historical three-year average profitability, which is objectively verifiable, would be sufficient to recover our remaining tax basis, future developmental costs, and our gross deferred tax asset prior to the expiration of our net operating losses. Additionally, forecasts based on the current year end spot rate, the three-year historical average rate and future rates also would yield sufficient profitability to offset all remaining drilling costs and still recover our net deferred tax assets. We believe that such an analysis appropriately reflects the Company’s current position from a tax perspective, which is essential to the evaluation of the recovery of the net deferred tax asset. We have considered as negative evidence the fact that we have three-year cumulative pre-tax book losses, but we also weighed the fact that even under circumstances that would result in the aforementioned impairments recurring, our historical profitability over the past three years projected over the next several years would allow the Company to realize its deferred tax asset as of December 31, 2009.

Based on the current pricing environment, our business plans are to complete the remaining drilling program over the next few years, at which point we would cease to incur any future drilling costs. The existing wells have historically generated substantial taxable income, and we expect them to continue to do so in the future. As discussed during the call, if gas prices recover in the future, we could potentially make additional investments in new gas properties if such investments were determined to be economically feasible based on the higher gas prices. As discussed in our March 3, 2011 response letter and above, our current investments in gas properties have generated substantial taxable income over the last three-years, and it is expected that any future investments would also generate substantial taxable income.

During our call, we discussed whether disclosures in our Form 10-K discussed the run-out strategy described above, assuming prices did not recover. The following disclosures describe the risks that we would be unable to fund future investments should prices continue at or decline further below December 31, 2009 levels.

Item I, Changes in Global Economy, on page 16 states, in part [emphasis added],

Our business is influenced by trends that affect the natural gas industry. In particular, declines in natural gas prices and recent economic trends have adversely affected our business, liquidity, results of operations and financial condition.

Beginning in early 2009, we began implementing countermeasures in response to the above referenced trends in order to enhance our ability to execute our business strategy. These countermeasures included reducing costs, increasing hedging to reduce exposure to volatile natural gas prices and limiting capital spending. We continue to evaluate additional measures in light of the current credit and commodity markets, including selling assets, entering into joint venture agreements with industry partners to reduce our capital outlays, and exploring other financing alternatives.

The natural gas industry is capital intensive. We have made, and anticipate that we will continue to make, substantial capital expenditures in the exploration for, development and acquisition of natural gas reserves. Historically, our capital expenditures have been financed primarily with internally generated cash from operations, proceeds from bank borrowings, and industry joint venture arrangements. The continued availability of these capital sources depends upon a number of variables, including proved reserves, production from existing wells, the sales prices for natural gas, our ability to acquire, locate and produce new reserves, and events occurring within the global capital markets.

Item 1A, Risk Factors, on page 21, states, in part,

If natural gas prices decline further or remain low for an extended period of time, we may, among other things, be unable to maintain our borrowing capacity or extend the maturity of our revolving credit facility, repay current or future indebtedness or obtain additional capital on satisfactory terms, all of which could adversely affect the value of our common stock.

Item 1A, Risk Factors, on page 23, states [emphasis added],

The deterioration of global economic and financial conditions and a prolonged decline in the price of natural gas may materially and adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations are affected by conditions in the capital markets and the economy generally. The ongoing global economic financial crisis and worldwide economic slowdown could lead to prolonged national or global recession, which would likely reduce domestic and foreign demand for natural gas and result in lower natural gas prices. Substantial decreases in natural gas prices could have a material adverse effect on our business, financial condition and results of operations, could limit our access to liquidity and credit and could hinder our ability to fund our development program, which would limit our ability to grow or replace our proved reserves, and, eventually, our production levels.

Item 7 on page 36, under the heading, Impact of Current Credit Market Conditions and Decreasing Natural Gas Prices, states, in part [emphasis added],

Accordingly, any significant or sustained declines in natural gas prices will materially adversely affect our financial condition, operating results, liquidity and ability to obtain financing. Declining or prolonged low natural gas prices may also result in non-compliance with the covenants in our revolving credit facility agreement and could result in a lower determination of our borrowing base. Although we intend to cure any non-compliance with covenants in our revolving credit facility in the event they occur, no assurance can be given that we will be able to cure such non-compliance. Lower natural gas prices also may reduce the amount of natural gas that we can produce economically. Further declines in natural gas prices could have a material adverse effect on the estimated value and estimated quantities of our proved natural gas reserves, our ability to fund our operations and our financial condition, cash flow, results of operations and access to capital. Our capital expenditure budgets are highly dependent on future natural gas prices.

In our annual report on Form 10-K for the year ended December 31, 2010, we anticipate clarifying our disclosures related to our planned strategy at current pricing levels. We can supplementally provide these disclosures to the Staff, if needed.

As another point of consideration, we considered the level of adjusted taxable income earned in 2010 of $17.5 million, which is consistent with the amounts provided in the March 3, 2011 response, (pre-tax book income ($11.2 million) plus depreciation, depletion, and amortization ($6.3 million) and the same for the first two months of 2011 of $3.9 million ($23.4 million on an annualized 2011 basis). Net deferred tax assets at December 31, 2010 and February 28, 2011 were $46 million and $44.9 million, respectively.

Summary

In summary, the application of whether or not a valuation allowance is needed is a highly subjective and judgmental area and ASC 740 does not contain prescriptive guidance or bright lines. Rather, ASC 740 requires an evaluation of both negative and positive evidence, and that the weight given to the potential effect of the negative and positive evidence be commensurate with the extent to which it can be objectively verified. In the basis for conclusions to the former FASB Statement No. 109, the board concluded, in paragraph 100-103, in part,

…The Board also considered whether the criterion for recognition of a deferred tax asset should be at a higher level such as assured beyond a reasonable doubt when there is a cumulative pretax loss for financial reporting for the current and two preceding years…

…The Board also is concerned about the effect on earnings when an enterprise moves into or out of a three-year cumulative loss status…

…For that reason, the Board concluded that a more restrictive criterion such as assured beyond a reasonable doubt is not necessary…

We believe that we have given such negative evidence the appropriate weight when considering the need for a valuation allowance. We also believe that it is important to consider all factors that gave rise to such cumulative book losses and consider their impact on the Company’s ability to generate future taxable income. While not directly applicable, the results of operations in the subsequent five quarters have confirmed our judgment and should this trend continue, the three-year cumulative loss would fall off at the end of 2012, at which point there would cease to be any negative evidence.

We considered the definition of an error from ASC 250-10, which states,

An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.

In our situation, the Company considered and evaluated all relevant facts and made an informed and reasonable judgment. As we considered all aforementioned positive and negative evidence, including the evidence discussed in our March 3, 2011 response, it became apparent that, in our judgment, the preponderance of the evidence supported that we would more likely than not fully realize the net deferred tax asset before expiration.

Very truly yours,

By:	/s/ William C. Rankin
William C. Rankin Executive Vice-President and Chief Financial Officer